AB 3/3/03

03011901

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - 53656

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEVEN HILLS PARTNERS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 KEARNY STREET, 5TH FLOOR
(No. and Street)

SAN FRANCISCO (City) CA (State) 94108-5530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD F. WOODHAM (415) 869-6213
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, LLP
(Name -- *if individual, state last, first, middle name*)

500 Ygnacio Valley Road, Suite 200 (Address) Walnut Creek (City) CA (State) 94596 (Zip Code)

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displaysa currently valid OMB control number.

3/12

OATH OR AFFIRMATION

I, EDWARD F. WOODHAM, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of SEVEN HILLS PARTNERS LLC, as of February 25, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOT APPLICABLE

MARGARET BRYANT
Commission # 1367979
Notary Public - California
San Francisco County
My Comm. Expires Aug 4, 2006

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report** contains (check all applicable boxes):

- [ ] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEVEN HILLS PARTNERS LLC

STATEMENT OF
FINANCIAL CONDITION

DECEMBER 31, 2002

500 Ygnacio Valley Road
Walnut Creek, California 94596
925-946-1300/Fax 925-947-1700
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the member of
Seven Hills Partners LLC

We have audited the accompanying statement of financial condition of Seven Hills Partners LLC (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seven Hills Partners LLC as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

Walnut Creek, California
February 20, 2003

SEVEN HILLS PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash and cash equivalents	$	14,108
Accounts receivable		148,194
Other assets		2,520
	$	164,822
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to parent	$	522
Member's equity		164,300
	$	164,822

See accompanying notes to statement of financial condition.

1. Nature of Business

Seven Hills Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers, Inc. (NASD). The Company is 100% owned by Seven Hills Group LLC (the "Parent"). The Company's operations consist primarily of providing financial advisory services to companies and their private equity sponsors. In particular, the Company provides advice and assistance in divestiture, merger and acquisition transactions. In addition, the Company acts as agent in the raising of capital through private placements of equity and debt securities of its clients.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Investment Banking Revenues

The Company records investment banking revenues in accordance the terms contained in its letter agreements with its various clients. These terms typically include a non-refundable retainer fee which is due upon execution of the agreement and which may or may not be applied toward a subsequent transaction fee described as follows. When advising a client on the sale of some or all of its own stock or assets, the purchase of stock or assets of another company, or the combination with or into another business entity, the Company charges a transaction fee as compensation for its services rendered in connection with a successfully completed transaction. The fee, recorded and due upon the consummation of such transaction, is usually defined as the greater of an amount determined by formula based on aggregate transaction value, as that term is defined in each agreement, or a set minimum fee. Additionally, the Company provides on-going general financial advice to certain clients and recognizes the income from such engagements ratably over the period covered under the agreement.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The company does not record a provision for income taxes because the Parent reports the Company's income or loss on its own income tax returns.

3. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2002, the Company's net capital was $8,586, which was $3,586 in excess of its minimum requirement of $5,000.

There was no difference between the computation of net capital per these financial statements and the unaudited computation of net capital as filed in the FOCUS report for the period ended December 31, 2002.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Related Party Transactions

Pursuant to an Inter-Company Agreement dated as of November 1, 2001 between the Parent and the Company, the Parent provides for all office facilities, furniture and equipment that the Company requires for the conduct of its business. Additionally, the Parent is responsible for the payment of all personnel, operating and administrative expenses of the Company with the exception of commissions and regulatory fees. The Company is under no obligation to make payment to or reimburse the Parent for the use of facilities or payment of expenses.

As of December 31, 2002, the Company had a payable of $522 to the Parent for payment of a fidelity bond made on behalf of the Company.